FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Presentation on quarterly results January-March 2020	2

Results January - March 2020

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2019 submitted to the CNMV, in Note 2, page 19 of the pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. 1

Creating a leading communications provider in the UK Mr. José María Álvarez-Pallete Chairman & CEO

Transaction Summary

Key Terms

- **Telefónica and Liberty Global have agreed to combine their telecom assets in the UK** (Telefónica UK and Virgin Media UK)
  - 50/50 JV creates UK leading convergent player with complementary strengths in mobile, broadband, video and B2B
  - Stronger, larger, more diversified; combined £11.0bn revs. £3.6bn(1) OIBDA and £1.5bn OIBDA-CapEx (2) (pre-synergies)
  - Telefonica UK valued at 7.8x OIBDA 2019; Virgin Media UK at 9.3x
  - Enterprise Value of the combined entity estimated at c.£38bn, including synergies. £12.7bn EV for TUK, £18.7bn for VMED UK
  - Pro forma combined entity will have 46.5m(3) accesses, of which, 32.6m correspond to mobile, 5.3m to broadband, 4.9m to fixed voice and 3.7m to Pay-TV
- **Liberty Global will make a cash payment to Telefónica of £2.5bn to equalize ownership in the JV**
- **New joint venture will target leverage of 4.0-5.0x OIBDA**
  - Telefónica expected to receive £5.5-5.8bn of proceeds in total from the transaction (post dividend recap)

Value-creation Rationale

- **Complementary fit creates leading UK integrated player, significant cross-selling opportunities for B2B, B2C and wholesale**
  - Convergent capabilities' platform with best-in-class infrastructure and a technological advantage over peers
- **Transaction to unlock significant value, with synergies of c.£6.25bn NPV** (after integration costs)
  - Sizeable and highly visible synergies and efficiencies run-rate of c.£540m
- **Transaction to create significant value for Telefónica shareholders**
  - FCF accretive(4) for Telefonica from year 1 and expected to reduce Telefónica's net debt by £5.5-5.8bn(5)
  - Credit positive; improves competitive positioning and business sustainability, reduces net debt at Telefonica

Expected Key Dates

- **Transaction is subject to satisfactory approvals from relevant authorities and expected to close in mid-2021**

(1) Pre-IFRS 16; (2) OpCF = OIBDA-Capex, ex-spectrum Capex; (3) Figures as of 2019, ex-M2M subscribers; (4) Pro-Forma run-rate synergies basis; (5) Including leases.

Telefónica

2

Transaction Structure and Key Terms

Key Terms

- Based on the enterprise value of each business, and after deducting Virgin Media UK's £11.3bn net debt, **Liberty Global will make a cash payment to Telefónica of £2.5bn to equalize JV ownership**
  - Telefónica UK contributed to the JV on a debt and cash free basis
  - Virgin Media's Irish business to be carved-out ahead of completion
  - Telefonica to contribute its 50% stake in CTIL
- **The JV will target a leverage ratio of 4.0-5.0x OIBDA**
  - JV expected to raise new debt to reach its target leverage ratio; proceeds to be distributed equally between Telefónica and Liberty Global
  - The deal will not trigger a change of control under Virgin Media's existing third party debt
- Following completion of the transaction, **neither Telefónica nor Liberty Global will consolidate the JV**
- **Equal governance rights in line with 50-50 shareholding**
- Telefónica and Liberty Global have agreed to provide a suite of services to the JV post completion



Pre-Transaction Structure
Telefónica
100%
Telefónica UK(1)
Liberty Global
100%
Virgin Media UK(2)
Intermediate Structure
Telefónica
£2.5bn Equalization Payment to Telefónica
Liberty Global
50%
Enterprise Value: £12.7bn
EV/OIBDA 2019: 7.8x
Enterprise Value: £18.7bn
EV/EBITDA 2019: 9.3x
50%
Proceeds from financing distributed equally
Proceeds from financing distributed equally
New debt to target leverage of 4.0x-5.0x OIBDA
Telefónica UK(1) + Virgin Media UK(2)
Structure at Closing
Telefónica
Liberty Global
50%
50%
Telefónica UK(1)
+
Virgin Media UK(2)

(1) Transaction perimeter includes 50% stake in CTIL; (2) Transaction perimeter excludes Virgin Media's operation in Ireland.

3

Stronger, larger and more sustainable player 46.5 46.3 Accesses 22.7 20.2 11.6 (m; 2019) 9.0 (7) 13.5 (1) 11.3 9.4 5.5 Revenue 2.4 1.6 (2) (£bn; 2019) (4) (3) (5) (6) Margin (%) 31% 37% 26% 21% 30% 12% (1) 4.2 4.1 OIBDA Pre-IFRS 16 2.5 1.2 0.7 0.2 (2) (£bn; 2019) (4) (3) (5) (6) Margin (8) (%) 19% 19% 21% 19% 9% 12% 6% OIBDA-CapEx Pre- (1) 2.6 2.1 1.8 IFRS 16 (£bn; 0.5 0.3 0.1 (2) (4) 2019) (3) (5) (6) EUR/GBP converted at 0.877; HK/GBP converted at 0.100; USD/GBP converted at 0.808. Source: Companies Information, Analysys Mason, Ampere Analysis, GlobalCom. Excluding M2M subscribers and including MVNO subscribers. (1) Pro-forma of run-rate synergies; (2) Financials for BT are LTM Dec-19A, excluding Global Services and Openreach; (3) Financials for Vodafone are LTM Dec-19A (Vodafone reports regional results half-yearly); (4) Sky UK financials based on 2019E broker estimates; (5) 3 UK financials are 2019A (reported in December 2019); (6) Talk Talk financials are 2019A statutory results (reported in March 2019); (7) Excluding Virgin Media MVNO subscribers; (8) Excluding Project Lightning. 4

Compelling and differentiated value proposition • Broadband speeds up to 1GBps by 2021 Fastest broadband Customer Rich centric content mobile • Industry leader in NPS offering proposition • Only UK operator offering Netflix, • Sector leading loyalty Premium brands Amazon & all sports Complete Cyber portfolio of Leading digital technology • IoT with Big Data • Cloud solutions Attractive • State-of-the art platforms and • Cybersecurity • Advertising value product offering proposition • Wide MVNO offering and business • Growing B2B to leading sectors companies 5

National Connectivity Champion

Telefonica UK network: Highly competitive and cost-effective 5G ready mobile infrastructure	*Virgin Media UK network: High performance & Ultrafast Today and Future proof for tomorrow*
• **99% population 4G coverage** and consistently recognized as **most reliable** and **best coverage network** (Uswitch Mobile & Broadband Awards 2020)	• **100% of VM UK homes DOCSIS 3.1** hardware ready and **100% 1Gbps coverage in 2021**
• Access to the **largest tower portfolio** in the UK with **15k sites** through its 50% stake in CTIL	• **15 million homes passed** of which 14.3 million are HFC and 0.7 million are FTTP/RFOG
• **Successful long term relationship with Vodafone** extended to 5G & Industry-led single rural network progressing	• Access network **100% ducted in owned ducts**, 0% aerial, creating flexibility in upgrade path to future coaxial or fibre
• **O2 5G already live in 30 places** and will reach 50 towns and cities by summer 2020	• **8m km of fibre strands** of which the access network is 7.3m km
• Strong holding of <1GHz frequency, **resulting in best in-door coverage; ongoing network optimization** with **spectrum refarming**	• Analogue TV and FM over cable radio services decommission complete

✓ Unique infrastructure in Europe to seize new opportunities arising from Fixed-Mobile convergence
✓ No network monetization to date – retains ownership of its mobile and fixed infrastructure
✓ Clear market leader in UBB (FTTP, HFC)

Telefonica 6

Identified synergies of c.£6.25 bn NPV, with 80% of full potential related to OpEx and CapEx synergies Identified synergies of c.£6.25bn(1) Run-rate operating and revenue synergies of c.£540m £6.25bn NPV Cash positive since £540m 2023 run-rate • Cross-selling and bundling opportunities Revenue c.20% for residential and businesses customers 100% by CapEx c.15% • Combination of regional and national 2026 network infrastructures and IT systems >75% within 42 months >50% within 30 • Migration of Virgin Media mobile traffic months to Telefonica UK’s network OpEx c.65% • Reduced marketing expenditures(2) Proven track record delivering synergies • Structure rightsizing • Both parties have completed several acquisitions over the last years with substantial value creation achieved through synergies SYN NPV • Extensive experience with respect to building business cases, leading integration phases and realizing identified synergies ▪ c.80% of full potential related to cost and capex synergies • Proven track-record of achieving and exceeding initial targets ▪ Financial / fiscal synergies not considered (1) Net of integration costs; (2) Synergies Plan not assumes single brand strategy, which will be evaluated in the future. 7

Transaction fully consistent with TEF’s strategy Creates a leading and fully integrated champion in one of the ✓ 4 core markets for TEF Partnering Significant value creation through synergies ✓ with VMED UK is the most Transaction compelling consistent with option for TEF’s global Telefonica UK strategy Secures superior next generation fixed infrastructure ✓ and best to drive customer experience, complementing TUK’s strategic path mobile network forward Stronger, more valuable and sustainable platform with high✓ dividends to continue reducing TEF’s net debt 8

Governance, Exit and Timetable • The JV Board of Directors will consist of eight members, four from each of Liberty Global and Telefonica Governance / • Certain matters will require unanimous approval of both companies’ representatives Shareholders • The position of Chairman of the JV will be held for alternating 24 month periods by a Telefónica or Liberty Global Agreement appointed director. The Chairman has no casting vote • Key management positions will be announced prior to completion of the transaction • 3 year lock-up • Each shareholder has the right to initiate an Initial Public Offering of the JV after the third anniversary of closing, with the opportunity for the other shareholder to sell shares in the IPO on a pro-rata basis Exit • The parties have agreed restrictions on other transfers of interests in the JV until the fifth anniversary of closing ‒ After the fifth anniversary, each shareholder will be able to initiate a sale of the entire JV to a third party, subject to a right of first offer in favour of the other shareholder • Transaction notifiable to the European Commission (EC) Expected • The transaction may be referred back and require clearance by the Competition and Markets Authority (CMA) Transaction • If approved at Phase 1, closing would take place in Q4 2020 - Q3 2021 Timetable (1) • If approved at Phase 2, closing would take place in Q2 2021 - Q1 2022 (1) External counsel estimation. 9

Closing Remarks • Creating a leading integrated player with significant cross-selling opportunities in the second largest European market, improving market positioning, group profile and business sustainability • Combining Telefonica UK’s leading mobile operations and Virgin Media UK’s extensive superfast broadband network to benefit consumers, businesses and the public sector through investment to accelerate digital infrastructure deployment and improving customer experience • Significant value creation: total cost, capex and revenue synergies with an estimated NPV of c.£6.25bn (after integration costs), additional financial / fiscal synergies not considered • M&A processes in 2 (UK and Brazil) out of 4 core markets, progressing on the New Telefonica strategy • Substantial value creation for Telefónica shareholders ‒ Stronger converged challenger in the UK market, leading in customers and profitability ‒ Improving growth profile and market positioning ‒ FCF accretive(1) from the outset ‒ Transaction expected to reduce Telefonica’s net debt by £5.5-5.8bn(2) ‒ Credit positive improving competitive positioning and long term business sustainability (1) On a Pro-Forma run-rate synergies basis; (2) Including leases. 10

COVID 19 implications Q1 20 highlights Mr. José María Álvarez-Pallete Chairman & CEO

Telecoms proving essential; responding all stakeholders

Connectivity is critical

Guaranteed continuity of service; resources built upon years

- **Reliable, stable and secure networks**
  - +40% bandwith demand; +50% mobile data traffic; …
  - >€90Bn CapEx since 2012 pays off
- **Ring-fence cash** secure access to liquidity

Strengthened confidence on our resilience

Sustainable model for the long term; experience in crisis situations

- **Increased Demand for connectivity& digitalisation** (B2C+B2B)
- **Mobility work & security** solutions rising demand
- **CapEx flexibility** (~50% of annual OIBDA)

Telefónica part of the solution…

Caring for employees

- **Our people = our greatest asset**
- **95% working from home;**
- **Health & Safety come first**; ahead of any commercial initiative

Responding to society needs

- **Services & capabilities** to **Public Admin.** (big data, mobility data)
- **Wiring and connecting field hospitals**
- **Donating sanitary equipment**;
- **Free educational and training content**

… doing good

We care about our customers

- **Increasing data allowances, broadband speeds**
- **Enriching content bundles, children apps available**

Caring about our vendors

- **Shortened payments to key suppliers**
- **Protect health or providers**
- **Help vendors** (problems of liquidity)

Evidence-based mission: "Making our world more human by connecting lives"

Telefónica

11

Doing well; not immune, but relatively well protected Potential hit… …but relatively well protected • Managing impacts; yet uncharted territory • Demand for telcos on the rise; potential for further monetization • Pressure on B2B revs (SMEs; corporates with higher exposure to • Stable L/T revenue base: flat rate contracts, L/T customers COVID19; sales funnel, com. activity…) • High quality, future-proof asset base (e.g. Fiber networks) • Pressure on B2C revs (roaming, prepaid, lower traffic to stores) • OIBDA better covered than top line (costs relief, lower churn…) • Potential increase in bad debt • Social goodwill earned (close to society needs & all stakeholders) • Potential supply chain/network/handset inventory disruptions • Upselling of digital services, specially Cybersecurity and Cloud We need to adapt to new • Higher demand in some services (TV consumption, content fiction; VoD, higher BB speeds) reality FCF Buffers • Accelerate digitalization; strengthen on-line channels; transform network/ IT from top to bottom • Decrease in churn, commercial costs, advertising Levers to • Discretionary CapEx management = OIBDA-CapEx shelter secure FCF • Delay of spectrum auctions (Spain, UK, Brazil) 12

2022 Guidance and 2020 €0.4 dividend reiterated 2022 Guidance Confirmed Financial Targets (organic ex-contribution to growth from Guidance 2019-2022E ARG) Despite current uncertainty; confidence in future demand Revenues Revenue growth growth for connectivity, digital services… (OIBDA-CapEx)/ Revenues +2 p.p. by 2022 2020 Stable &Sustainable Dividend Confidence in business 2020 Dividend €0.40/Share model flexibility to weather 2020 calendar payments current environment, Interim Dec-20 €0.20/sh. (Voluntary Scrip) Jun/20 €0.20/sh. (Voluntary Scrip) coupled with solid liquidity Dec/20 €0.20/sh. (Voluntary Scrip) position & business resiliency Final Jun-21 €0.20/sh. 2020 Guidance Withdrawn; significant changes in context & high level of uncertainty Closely monitoring business evolution; 2020 current outlook: slightly managing negative to flat OIBDA-CapEx Opex+CapEx 13

Q1 20 Results Mr. Ángel Vilá COO

Financial summary Q1 20 Reported Organic Organic y-o-y € in millions Reported aggregated 4 y-o-y y-o-y core markets Revenues 11,366 (5.1%) (1.3%) 0.1% 65% BB & SoC/Service Revs; +2 p.p. OIBDA 3,760 (11.8%) (1.7%) 0.8% FX impact & Cap gains Q1 19 OIBDA margin 33.1% (2.5 p.p.) (0.1 p.p.) 0.2 p.p. OIBDA-CapEx Maintaining leading profitability 2,275 (16.6%) (3.8%) 3.2% (ex-spectrum) OIBDA-CapEx / Revenues 20.0% (2.8 p.p.) (0.5 p.p.) 0.7 p.p. (ex-spectrum) Net Income 406 (56.2%) EPS (€) 0.06 (62.0%) €0.11 Underlying EPS FCF 233 (83.4%) Q1 seasonal effect; Q1 19 tax refund (inc. leases principal payments) €702m Net Financial Debt 38,223 (5.3%) ex-leases Reduction of €14Bn since Jun-16 Q1 COVID 19 impacts; Revenues (-€77m); OIBDA (-€33m); CapEx (-€17m) 14

Spain | The most reliable and advanced telco in Europe

Engaged customer base

y-o-y



+ 7 p.p.
+ 16 p.p.
+4 p.p.
73%
61%
65%
o/FBB
o/wholesale
UBB

Fibre base



+ 1 p.p.
flat
+2 p.p.
89%
84%
94%
FBB
Contract
TV

Convergent penetration (consumer)

- ✓ Churn improved y-o-y
- ✓ No TV lock in period

Leading content platform

Proof-tested network

- ✓ **Outstanding delivery with record traffic** (both retail & wholesale)
- ✓ **Critical connectivity on top quality assets**
  - Largest FTTH network & digitalisation
- ✓ **Effective remote activity**
  - Best in class Cloud, Security, Big Data
  - >50% activity in online/phone channel
- ✓ **Value added to the offer for free**
  - MBB, Premium TV (even to non-customers)

Key financials

y-o-y organic



(1.6%)
(1.2%)
(1.8%)
+1.4%
3,078
3.014
1,225
881
Revenue
Service Rev
OIBDA
OpCF

Limited impact from COVID-19 so far
Proven success of transformation strategy

Sound (OIBDA-CapEx)/Revs.; cash in focus

y-o-y organic



+ 0.9 p.p.
39.8%
11.2%
28.6%
OIBDA/Revs.
CapEx/Revs.
(OIBDA-CapEx)/ Revs.

Prudent OpEx/CapEx policy
5G auction delayed

Telefónica

15

Germany | Robust start to year Good commercial performance Solid trading Accesses (m, y-o-y) O contract ARPU ✓ Good contract momentum of O brand; blended ARPU +2% 2 2 +6% stable and contract churn -0.1 p.p. y-o-y +12% +0.4% ✓ Sustained VDSL demand: +36k net adds; 76% o/FBB 43.6 ✓ Resilient network coping with COVID-19 traffic increase ✓ 22.7 O2 contract churn Supporting employees, customers and the wider society ✓ 4G/LTE steady progress; preparing 5G deployment 1.7 Stable at 1.3% Total mobile Mobile VDSL contract Gaining momentum across all revenue lines Improving profitability y-o-y organic Q4 Q1 Q4 Q1 6.0% 12.9% 3.8% 1.5% 3.4% 2.0% 0.2% (0.1%) Revenues Mobile business Fixed revenues (1.2%) OIBDA OIBDA-CapEx 16

UK | Once again outperforming the market

Continued contract customer growth

Accesses (m; y-o-y)


+6%
+1%
+47%
+6%
34.8
12.3
5.6
8.8
Total mobile
Retail mobile
M2M
MVNO

Another solid quarter

- ✓ **Largest UK network carrier**
- ✓ Continued revenue and OIBDA growth
- ✓ **Market leading loyalty with 1% contract churn**
- ✓ **Exclusive agreement for mobile distribution of Disney+**
- ✓ Continued investment momentum in network

15th consecutive quarter of y-o-y top-line growth

y-o-y organic


Q1
1.5%
1.1%
Revenues
OIBDA

COVID -19 – keeping communities connected

- ✓ Network voice and data resilience
- ✓ Industry cooperation and ongoing dialog w/ government
- ✓ Existing processes supporting vulnerable customers
- ✓ Free access to NHS and 22 additional websites
- ✓ Connectivity provision for Nightingale hospitals

Telefónica
17

Brazil | Predictable & resilient FCF generation

Strengthened market leadership

Market Share (Feb-20)



33.0%
39.0%
20.8%
22.1%
Mobile
Contract
FBB
FBB>12 Mbps

Resilient Business

- ✓ **Better fixed and mobile network** in the market
- ✓ **Low prepaid impact & handset exposure** (~10% & ~5% of Total Revs)
- ✓ **Highest contract penetration** in the market
- ✓ **Robust OIBDA-Capex/Revs** (22.5% 2019; 27.7% Q1)
- ✓ **Solid FCF generation**

Exposed to most valuable segments

Accesses Penetration (m; y-o-y)



+1 p.p.
+12 p.p
45%
53%
Contract/
Total Mobile
FTTH/
FBB

- Accelerating Fiber deployment to 11.7m homes passed
- New alternative FTTH expansion models to boost Fiber connections

Sustainable business model

Q1 y-o-y organic



(1.4%)
3.4%
7.1%
Revenues
OIBDA
OIBDA-CapEx

Telefónica

18

Telxius | Growth and margin; continuing tower expansion Sites Tenants Revenues & OIBDA # # Q1 20 y-o-y organic Q1 20 y-o-y organic ex-capacity sale in Q1 19 (cable) +21.4% +18.6% Towers +11.5% y-o-y revs. y-o-y y-o-y 11.8% 2,270 27,181 Tenants 1,983 20.331 287 (ex anchor tenant) 5.8% 4.4% 24,911 18,348 -6.1% Dec-19 Net Adds Mar-20 Dec-19 Net Adds Mar-20 Revenues OIBDA Q1 20 Q1 20 BTS 56 Tenancy 1.34x €207M €135M Ratio 1.36x Acquired 1,927 ex acquisition CapEx (1) €22M OIBDA-CapEx (1) €113M Inorganic investment €133M (1) excluding M&A CapEx fom inorganic operations in the quarter (acquisition of towers in Brazil and Peru) 19

Q1 20 Results Ms. Laura Abasolo CFCO

Hispam | Working on transformation; increasing efficiencies

Large accesses base

Accesses (m)

+10.9% UBB
y-o-y


108.8
21.9
16.8
5.4
2.9
Total
Contract
Fixed
FBB
Pay TV

Simplification to support cash generation

- ✓ **Largest Fiber network in the region** (9.0m FTTH homes passed)
- ✓ **Prepaid less relevant** (~11% of Total Revenues)
- ✓ **High contract penetration** (24%)
- ✓ **Digitalisation process is still on-going**
- ✓ **Achieving CapEx efficiencies**

Higher penetration in valuable segments

Accesses Penetration (m; y-o-y)


+1 p.p.
+14 p.p.
24%
54%
Contract/
Total Mobile
FTTH/
FBB

9.0m FTTH homes passed (+1.7m in LTM)

Co-investing with ATP & ATC in most relevant markets

Strongly affected by competition in Peru & Chile

y-o-y org.


(4.8%)
(10.6%)
Revenues
OIBDA

Similar y-o-y trend vs Q4 19 excluding ARG and one-offs

MEX; Back to OIBDA growth (transformation model paying off)

20

Currency headwinds structurally neutralised Effects on FX moves FX impact neutralised at FCF level y-o-y €m; Q1 20 FX impact WC + ✓ BRL; major drag in Q1 Revenue & OIBDA y-o-y OIBDA CapEx Taxes Interest FCF + Others ✓ Revenue: Q1: -3.2 p.p. y-o-y ✓ OIBDA: Q1: -3.5 p.p. y-o-y 63 ✓ -€151m at OIBDA down to -€20m in FCF 66 2 (20) ✓ FX reduce net debt (-€824m 12 month rolling) (151) Actively hedging 2020 Cash flows of Brazil and UK 21

Slight debt increase on hybrids amortisation Net Financial Debt €m 479 ND/OIBDAaL ND/OIBDAaL 2.52x 2.60x 723 351 284 4 (651) 37,744 (233) 38,223 Dec-19 FCF Hybrids Shareholder Pre-retirement Net financial FX & Mar-20 remun. (incl. commitments investments Others hybrid coupons) €44.8bn incl. IFRS-16 Leases 2,275 (2) (640) (666) (173) (4) (557) 233 OIBDA-CapEx Non-cash Working Net interest Tax Dividend to Lease FCF ex-spectrum items & capital payment minorities principal accrued others payments 22

Strong liquidity position coupled with smooth maturity profile Liquidity position Financing activity from June 16 to YTD Mar-20 | €bn YTD | €bn 91% LT Avg coupon cost €2.3bn YTD reduced by 22.5 13.7 ~200bps/~€150m in annual payments 8.5 38.8 6.1 8.7 10Y 20Y 30Y 6.1 €1.4 €0.8 €4.5 10.0 6.7 Cash position Undrawn credit Liquidity position 1.5 lines & synd. credit facilities € Green USD Bonds € Bonds Hybrids Financing at Bank Total Financing* Subsidiaries Financing Net Debt maturities Strengthening debt profile Mar-20 | €bn; not considering hybrid NC dates Mar-20 Over 2/3 debt in fixed rates 10.7Y 3.49% Avg. debt life vs. Interest payment Cash > gross 4.3 5.1 5.6Y Jun-16 costs vs. maturities 4.58% Jun-16 2020E 2021E 2022E * Includes the €1,000M senior bond & €500 million green hybrid 23

Conclusion Mr. José María Álvarez-Pallete Chairman & COO

Conclusion | Sustainable; Long term focus 1 2 Telecoms proving essential… … responding socially to all stakeholders…. Delivering value for all stakeholders 3 4 … doing well; not immune… …committed to our strategy and guidance Resilient business • Robust, reliable and secure network • Good liquidity; BS in a good shape • Society; serve everyone everywhere • Protecting human rights in our value chain • Customers; enable safety through P&S • Employees; ensure protected continuity • Provide support to providers • Progression in sustainable model; growth, efficiency and trust 2020 Dividend and 2022 Guidance reiterated 24

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 7, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.